January 3, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Nicholas Lamparski

Re:	Core & Main, Inc. Registration
Statement Filed on Form S-1
File No. 333-261978

Dear Mr. Lamparksi:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as Representatives of the several underwriters, hereby join in the request of Core & Main, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on January 5, 2022 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Debevoise & Plimpton LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as Representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

/s/ Terry Hagerty
Name: Terry Hagerty Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]

CREDIT SUISSE SECURITIES (USA) LLC

/s/ Allen Cermak
Name: Allen Cermak Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]

J.P. MORGAN SECURITIES LLC

/s/ Jin Izawa
Name: Jin Izawa Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request]